Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Going International Holding Company Limited (BVI)	BVI
Going International Innovative Technology (Hong Kong) Company Limited	Hong Kong
Going Technology Holdings (Shenzhen) Co. Ltd.	PRC
Going International Innovative Technology (Shenzhen) Co., Ltd.	PRC
Gaojin Quantitative Technology (Beijing) Co. Ltd.	PRC
Suzhou Going Digital Technology Co., Ltd.	PRC